UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 28, 2024

Energem Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands

(State or other jurisdiction of incorporation)

001-41070	N/A
(Commission File Number)	(IRS Employer Identification No.)

Level 3, Tower 11, Avenue 5, No. 8,

Jalan Kerinchi, Bangsar South

Wilayah Persekutuan Kuala Lumpur, Malaysia 59200

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code +(60) 3270 47622

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one redeemable warrant	ENCPU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	ENCP	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	ENCPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On February 28, 2024, the shareholders of Energem Corp. (the “Company”) held an extraordinary general meeting of shareholders (the “Shareholder Meeting”) for the following purposes:

As of the record date for the Shareholder Meeting, 4,620,007 shares were entitled to vote at the Shareholder Meeting and 3,930,829 shares were present and voted by proxy or in person, representing 85.083% of the shares entitled to vote at the Shareholder Meeting, which constituted a quorum.

At the Extraordinary General Meeting, a vote among the holders of Class A Ordinary Shares of the Company, par value $0.0001 per share and Class B Ordinary Shares of the Company, par value $0.0001 per share (the “Ordinary Shares”) was taken on the following proposals and with respect to Proposal 6 specifically, a vote among the holders of Class B Ordinary Shares of the Company, par value $0.0001 per share was taken):

Proposal No. 1 – The NTA Proposal

“RESOLVED, as a special resolution, that subject to the approval of the Business Combination Proposal and with effect prior to the consummation of the proposed Business Combination: (a) the current memorandum and articles of association of the Energem be amended by deleting Article 36.5(c) in its entirety.” The following is a tabulation of the voting results:

Energem Corp. Ordinary Shares:

Votes For	Votes Against	Abstentions
3,703,475 (80.162%)	227,352 (4.921%)	2

Proposal No. 2 – The Business Combination Proposal

“RESOLVED, as an ordinary resolution, that Energem’s entry into the Share Purchase Agreement, dated August 1, 2022 (the SPA) by and among Energem Corp., a Cayman Islands exempted company, Graphjet Technology Sdn. Bhd., a Malaysian private limited company, Swee Guan Hoo, solely in his capacity as the representative for the shareholders of Purchaser after the closing, the individuals listed on the signature page of the SPA under the heading “Selling Shareholders” and Lee Ping Wei solely in his additional capacity as representative for the Selling Shareholders, the consummation of the transactions contemplated by the SPA, including the issuance of the transaction consideration thereunder, and the performance by Energem of its obligations thereunder thereby be ratified, approved, adopted and confirmed in all respects.” The following is a tabulation of the voting results:

Energem Corp. Ordinary Shares:

Votes For	Votes Against	Abstentions
3,703,475 (80.162%)	227,352 (4.921%)	2

Proposal No. 3 – The M&A Proposal

“RESOLVED, as a special resolution, that subject to the passing of the NTA Proposal, the Business Combination Proposal, the Share Issuance Proposal and the Equity Incentive Plan Proposal, Energem Corp. change its name from “Energem Corp.” to “GRAPHJET TECHNOLOGY” and, subject to the provisions of the Companies Act (Revised), the change of name shall take effect on and from the Closing Date, and

RESOLVED, as a special resolution, that subject to the passing of the NTA Proposal, the Business Combination Proposal, the Share Issuance Proposal and the Equity Incentive Plan Proposal, the amended and restated memorandum of association and the articles of association, copies of which are attached to the proxy statement/prospectus, be and are hereby adopted as the memorandum and articles of association of Energem in substitution for and to the exclusion of the entirety of Energem’s current memorandum of association and articles of association, with effect on and from the Closing Date.” The following is a tabulation of the voting results:

Energem Corp. Ordinary Shares:

Votes For	Votes Against	Abstentions
3,703,475 (80.162%)	227,352 (4.921%)	2

Proposal No. 4 – The Share Issuance Proposal

“RESOLVED, as an ordinary resolution, that for the purposes of complying with Nasdaq Listing Rule 5635, the issuance by Energem of an aggregate of up to 138,000,000 Energem Class A Ordinary Shares to the Selling Shareholders pursuant to the Share Purchase Agreement, be approved and adopted in all respects.” The following is a tabulation of the voting results:

Energem Corp. Ordinary Shares:

Votes For	Votes Against	Abstentions
3,703,475 (80.162%)	227,352 (4.921%)	2

Proposal No. 5 – The Equity Incentive Plan Proposal

“RESOLVED, as an ordinary resolution, that the Equity Incentive Plan be adopted and approved with effect on and from the Closing Date.” The following is a tabulation of the voting results:

Energem Corp. Ordinary Shares:

Votes For	Votes Against	Abstentions
3,671,385 (79.467%)	259,442 (5.616%)	2

Proposal No. 6 – The Director Appointment Proposal

“RESOLVED, as an ordinary resolution, that assuming the NTA Proposal, the Business Combination Proposal, the Share Issuance Proposal and the Equity Incentive Plan Proposal are each approved and adopted, Aiden Lee Ping Wei (Executive Director); Aw Jeen Rong (Executive Director); Hoo Swee Guan (Executive Director); Ng Keok Chai (Independent Director); Ng Ah Lek (Independent Director); Wong Kok Seong (Independent Director); and Doris Wong Sing Ee (Independent Director) shall be appointed as directors of the Company whereby Wong Kok Seong, Doris Wong Sing Ee and Hoo Swee Guan are to serve until the 2023 annual meeting of shareholders; Ng Keok Chai and Ng Ah Lek are to be appointed as directors of the Company to serve until the 2024 annual meeting of shareholders, and Aiden Lee Ping Wei and Aw Jeen Rong are to be appointed as directors of the Company to serve until the 2025 annual meeting of shareholders, with effect on and from the Closing Date.” The following is a tabulation of the voting results:

Energem Corp. Ordinary Shares:

Votes For	Votes Against	Abstentions
2,875,000 (100.0%)	0 (0%)	2

Proposal No. 7 – The Adjournment Proposal

“RESOLVED, as an ordinary resolution, that the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by Energem that more time is necessary or appropriate to approve one or more Proposals at the Extraordinary General Meeting be approved and adopted in all respects.” The following is a tabulation of the voting results:

Energem Corp. Ordinary Shares:

Votes For	Votes Against	Abstentions
3,703,445 (80.161%)	227,382 (4.922%)	2

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is a copy of the press release issued by the Company on February 28, 2024 announcing the Meeting results.

The foregoing Exhibit 99.1 and the information set forth therein is being furnished pursuant to Item 7.01 and shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall they be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description
99.1	Press Release dated February 28, 2024
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Energem Corp. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGEM CORP.

Date: March 4, 2024	By:	/s/ Swee Guan Hoo
	Name:	Swee Guan Hoo
	Title:	Chief Executive Officer